

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Michael Puorro
Chairman and CEO
Hanover Bancorp, Inc.
80 East Jericho Turnpike
Mineola, New York 11501

      Re: Hanover Bancorp, Inc.

          Registration Statement on Form S-3
          Filed January 24, 2024
          File No. 333-276668

Dear Michael Puorro:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance

cc: Robert A. Schwartz